MARATHON PARTNERS

EQUITY MANAGEMENT, LLC

Mario D. Cibelli
Managing Member

One Grand Central Place
60 East 42ⁿᵈ St., Suite 2306
New York, NY 10165
ph 212.490.0399
fx 212.937.3115
MarathonPartners.com

September 12, 2018

Mr. Tarang Amin
Chief Executive Officer
Chairman of the Board of Directors
e.l.f. Beauty, Inc.
570 10th Street
Oakland, CA 94607

Dear Mr. Amin:

Given recent developments with e.l.f. Beauty, Inc. ("e.l.f." or the "Company"), we feel compelled to share our thoughts with you and the Company's Board of Directors (the "Board") regarding the future of the Company. Our firm, Marathon Partners Equity Management, LLC, currently owns in excess of 4 million shares, or approximately 8.5% of the Company. Like you, and the rest of the Board, we believe that e.l.f. has developed a valuable and differentiated platform in the beauty business that is difficult to replicate.

For a variety of reasons, including factors we believe are within the control of management and the Board to rectify, e.l.f. shares are currently valued at a sharp discount to intrinsic value. We believe significant change at the Company is required, and alternative strategies to protect and grow shareholder value must be pursued. To fulfill its fiduciary obligations to shareholders, we strongly believe the Board must choose at least one of the following courses of action:

- Refocus on core operations: cease evaluation of acquisition targets, reduce and optimize high-cost structure (including executive compensation) to fund brand investment, boost margins, and grow profits well in excess of top-line growth.

- Sale of the Company: If the Board and management are unwilling to substantially reconsider their current strategy, we believe the only responsible alternative is to pursue a sale of the Company through a competitive auction process.

We further believe the Board lacks sufficient urgency in addressing opportunities to increase shareholder wealth. Additionally, we are concerned that TPG Growth's ("TPG") interests may be overly represented at the Board level and come at the expense of the Company's public, non-insider investors. We, therefore, believe it is appropriate for the Company to add new Board members without connection or affiliation to TPG who can bring new perspectives to discussions on shareholder value.

Undervalued Platform

Our interest in e.l.f. is heavily influenced by the value of the innovative "fast beauty" platform developed by the Company. The platform, separate from the core e.l.f. brand, is intensely focused on speed to market and consumer responsiveness, which we believe allowed the Company to grow in excess of the overall cosmetics market. We believe companies, such as e.l.f., that adhere to "fast beauty" strategies and maintain direct connections to consumers will carve out significant market share and become increasingly valuable.

We believe the market is currently ascribing <u>negative</u> value to e.l.f.'s platform as investors capitalize the additional overhead spend necessary to support it while assuming no subsequent benefits. This has the effect of causing shares of the Company to trade at a sizable discount to the price buyers would likely place on the business in a fair and open auction process.

Refocus on Core Operations

Over the past few years, the Company has aggressively reinvested gross profit dollar growth back into personnel and overhead, ramping up SG&A expense in order to build an infrastructure capable of supporting multiple brands. We believe the Company's level of operating overhead significantly exceeds what is required to support only the e.l.f. brand.

We believe e.l.f. must optimize its expense structure and refocus on profitable growth to drive shareholder value. We estimate that e.l.f. can eliminate at least $25 million from annual operating expenses, including reductions to stock-based compensation, while reinvesting a portion of that back into brand advertising to drive revenue growth. Further, we believe the Company should repurchase shares in the open market at currently depressed prices.

There are many examples of consumer companies that have executed from a similar playbook – The Boston Beer Company, Crocs, Deckers Outdoor, Fossil Group, and SeaWorld Entertainment all have dramatically improved shareholder value after making changes to counteract challenges and slowing growth in their respective businesses. These companies refocused their efforts on driving profitable growth and took a variety of steps to enhance earnings per share, and ultimately, shareholder value.

We believe these actions will narrow the discount that e.l.f. shares trade at relative to the prices acquirers would place on the business. With a renewed focus on profitable growth and solid execution over time, we would expect the Company to regain sufficient investor credibility to pursue management's vision of operating a multi-brand beauty company.

However, if the Company is unwilling to refocus its current strategy and optimize its cost structure, we believe a sale of the Company is the only option to protect shareholder value.

Sale of the Company

e.l.f. has pursued its ambitions with a dual focus on expanding distribution for its core brand, while building out a platform capable of supporting multiple brands. This dynamic offers very attractive potential exit opportunities for e.l.f. shareholders. We believe buyers would be willing to pay a significant premium to the current share price, operating the Company as either a multi-brand beauty company or as a single brand with a significantly lower cost structure.

"Platform" buyers would envision the Company as an attractive means to enter the beauty business or as a "fast" division operating alongside their traditional cosmetic operations. We believe e.l.f. offers tremendous opportunity for companies that could support and invest in the platform, eventually managing multiple brands at various price points. The Company's platform is on the cutting edge of the changes affecting the cosmetic business today as traditional barriers to distribution fade and upstart brands find an audience with consumers. Many emerging beauty companies have gained traction with consumers but lack the experience and infrastructure necessary to reach sufficient scale. e.l.f.'s platform is ideally suited to bridge this gap and help create the next set of winning brands.

"Brand" buyers would create significant value by adding the e.l.f. brand to an existing portfolio. These buyers would expand gross margins while eliminating significant operating expenses, including public company costs and the majority of stock-based compensation, driving down post-synergy acquisition multiples to attractive levels. Further, the buyer would retain the opportunity to grow the brand internationally, which is in its infancy. We believe the high-quality and low price points of e.l.f.'s products have substantial untapped potential abroad, with the ability to add new markets and distribution channels in 2019 and beyond. Additionally, we believe the core brand compliments certain competing brands with similar distribution footprints extremely well, offering further revenue and cost synergies to acquirers.

Compensation Issues

We believe reductions to e.l.f.'s level of overhead must be accompanied by changes to executive compensation. It is imperative that the Compensation Committee materially changes the compensation plan to align management and shareholder interests. Total compensation for the top three senior executives in 2017 was approximately $18 million, representing over 40% of the Company's EBITA (operating income plus amortization of intangibles) and approximately 30% of the Company's adjusted EBITDA for the year. This amount is excessive for any company and is especially egregious given e.l.f.'s performance since the IPO. Furthermore, equity compensation has skewed away from "at-risk" or performance-based instruments and toward time-vest stock awards and RSUs that provide significant value to executives irrespective of how e.l.f. shareholders fare.

Historically, this management team has produced terrific results, most notably with Schiff Nutrition, but the Board must acknowledge the current results and poor share price performance since the IPO. We believe that a reduction in executive pay is clearly warranted, and that alternative compensation plans must be negotiated. We believe a 100% weighting of "at-risk" compensation, including out of the money options, is appropriate in light of recent performance.

Given your large existing stake in the business, you are well-positioned to lead by example in changes to executive compensation. For instance, if you agreed to lower your annual compensation to $100,000, e.l.f.'s operating income would increase by approximately $10 million. We estimate that the market would capitalize the additional profits in excess of $75 million, a substantial increase in value for e.l.f. shareholders. As an owner of approximately 11% of the shares of the Company, the value of your shares could potentially increase by an amount <u>exceeding</u> the forgone compensation.

TPG & Potential Conflicts of Interest

TPG owns just under 30% of e.l.f shares and has three representatives on the Board, including William McGlashan, Jr., a founder and managing partner of TPG Growth. We have concerns regarding TPG's level of influence at the Company, as well as its alignment with the interests of the Company's public shareholders.

Certain actions and dynamics have heightened our concern that the Board may be effectively narrowing the options available to itself and other e.l.f. shareholders as directors conform to an agenda designed, first and foremost, to benefit TPG.

Over the course of our due diligence, we have received very positive feedback about the senior executives at the Company. Many are alumni of Schiff Nutrition and other companies that were affiliated with TPG. Mr. McGlashan's role as Chair of the Board's Compensation Committee presents a conflict of interest as it pertains to setting executive remuneration. We are concerned that TPG's desire to tap these executives for leadership positions in future consumer transactions may be a factor in the overly generous compensation packages that e.l.f. has awarded to its senior team. This leaves e.l.f.'s public shareholders in the unfair position of overpaying executives to keep them motivated to join future TPG deals.

In March of 2017, insiders – including TPG and the senior executive team – participated in a secondary offering of over 8 million shares priced at $27 per share. TPG sold over 5 million shares in this public offering, while the Company did not participate. Our strong belief is that thoughtful and engaged fiduciaries contemplate capital raises opportunistically when prices are attractive, not just when there is an actual need for funds. This is especially true for companies, such as e.l.f., that contemplate M&A as an additional means of growing and adding scale. As part of its post-IPO strategy, the Company has considered acquiring additional brands for its portfolio in order to leverage the infrastructure costs of its beauty platform. Nearly all insiders with substantial holdings believed that selling shares at $27 was an attractive opportunity, yet e.l.f. did not sell any shares. We question why Board members failed to see an opportunity for the Company to raise capital at what is now more than twice the current price. By not participating in the offering, e.l.f. essentially created additional room for TPG and other insiders to sell more shares than they otherwise could have.

Further, TPG has several investments in the beauty space – including one, according to recent reports, that may be contemplating a sale or IPO. Given these dynamics, e.l.f.'s independent Board members must be vigilant to ensure that conflicts of interest do not taint any processes or discussions at the Board level, especially those pertaining to potential transactions and extraordinary events.

We believe new Board members without connection or affiliation to TPG would serve to further combat this dynamic and inject a greater sense of urgency at the Board level for enhancing shareholder value. In particular, we strongly suggest adding at least one "professional public company investor," an individual who derives his or her living from the buying and selling of publicly traded investment securities and is separate and distinct from investment bankers, private equity investors, and venture capitalists. We believe that a fresh voice on the Board who is well-versed in matters of public company ownership and the types of concerns we have raised in this letter would provide great benefit to the Board, and ultimately, the shareholders of e.l.f.

Conclusion

Despite the recent challenges, we believe the brand, the platform, and the team at e.l.f. are unique, valuable, and underappreciated by the investing marketplace. However, even with our admiration, we are certain that sticking to the status quo will do more harm than good, and that significant change at e.l.f. is required immediately.

The core e.l.f. brand is carrying a heavy load, supporting all of the overhead costs of a platform designed to run multiple brands as well as executive compensation costs that are excessive by most any measure. Asking shareholders for more patience, while the burden on profits and the discount to intrinsic value remains so high, is unpalatable.

We trust that Board members, especially independents directors, will expeditiously move towards the most beneficial path for shareholders on a risk versus reward basis, pursuing:

- Continued independence with a leaner cost structure and focus on profitable growth, or, absent that,

- A sale of the Company.

We look forward to hearing your and the Board's plans for addressing the issues that we have discussed in this letter. Please let us know if we can be of any assistance.

Sincerely,

Mario D. Cibelli
Managing Member